UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

           Information to be included in statements filed pursuant to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2.

                           IRON MOUNTAIN INCORPORATED
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                           (Title of Class Securities)

                                   462846 10 6
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

--------------------------------------------------------------------------------
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ] Rule 13d-1(b)
          [ ] Rule 13d-(c)
          [X] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G
CUSIP NO. 462846 10 6                                          Page 2 of 7 pages


1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schooner Capital LLC
         Vincent J. Ryan

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                            (a)  [X]
                                                                       (b)  [ ]

3)       SEC USE ONLY

4)       CITIZENSHIP OR PLACE OF ORGANIZATION


         Schooner Capital LLC is organized under the laws of the State of Delaware Mr. Ryan is a citizen of the U.S.A.

NUMBER OF SHARES  5)        SOLE VOTING POWER
BENEFICIALLY                Schooner Capital LLC:     0
OWNED BY EACH               Vincent J. Ryan:          6,233,294
REPORTING PERSON

                  6)       SHARED VOTING POWER
                           Schooner Capital LLC:      0
                           Vincent J. Ryan:           111,000

                  7)       SOLE DISPOSITIVE POWER
                           Schooner Capital LLC:      0
                           Vincent J. Ryan:           7,544,667

                  8)       SHARED DISPOSITIVE POWER
                           Schooner Capital LLC:      0
                           Vincent J. Ryan:           111,000








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                                  SCHEDULE 13G
CUSIP NO. 462846 10 6                                          Page 3 of 7 pages

                  9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON:
                           Schooner Capital LLC:      4,104,114  (1)
                           Vincent J. Ryan:           7,655,667  (1), (2)

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]

11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         Schooner Capital LLC:                       4.9%
         Vincent J. Ryan:                            9.1%

12)      Type of Reporting Person (See Instructions):
         Schooner Capital LLC:      CO
         Vincent J. Ryan:           IN
--------------
         1 Mr. Ryan is Chairman and the beneficial owner of Schooner Capital LLC ("Schooner") and, accordingly, has sole voting and investment power with respect to the shares of Iron Mountain Incorporated ("Iron Mountain") Common Stock, $0.01 par value ("Iron Mountain Common Stock"), held by Schooner. Includes 1,311,373 shares of Iron Mountain Common Stock as to which C. Richard Reese shares beneficial ownership with Schooner as a result of a deferred compensation arrangement, as amended, between Schooner and Mr. Reese relating to former services by Mr. Reese as President of Schooner. Pursuant to such arrangement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 1,311,373 shares, after all other shares of Iron Mountain Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Common Stock to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangement at the direction of Mr. Reese.

         2 Mr. Ryan holds 3,429,073 shares of Iron Mountain Common Stock. Schooner holds 4,104,114 of the remaining shares listed as being beneficially owned by Mr. Ryan. Mr. Ryan has sole voting power and investment power over these 4,104,114 shares, as the Chairman and beneficial owner of Schooner, subject to the deferred compensation arrangement with Mr. Reese described in footnote 1. above. Includes 11,480 shares that Mr. Ryan has the right to acquire pursuant to currently exercisable options or options becoming exercisable within 60 days of the date of this Schedule 13G. Does not include 5,472 shares subject to options not yet exercisable. Includes: (a) 102,000 shares registered in the name of The Schooner Foundation, a private non-profit foundation, of which Mr. Ryan is a Trustee; and (b) 9,000 shares registered in the name of Citibank South Dakota, Trustee of the Ryan 1998 Issue Trust, of which Mr. Ryan was the Settlor.

                                  SCHEDULE 13G
CUSIP NO. 462846 10 6                                          Page 4 of 7 pages

Item 1(a)         Name of Issuer:
         Iron Mountain Incorporated

Item 1(b)         Address of Issuer's Principal Executive Offices:
         745 Atlantic Avenue, Boston, Massachusetts  02111

Item 2(a)         Name of Person Filing:
         Schooner Capital LLC
         Vincent J. Ryan

Item 2(b)         Address of Principal Business Office or, if none, Residence:
         Schooner Capital LLC, 745 Atlantic Avenue, Boston, MA 02111
         Vincent J. Ryan, c/o Schooner Capital LLC, 745 Atlantic Avenue,
                           Boston, MA  02111

Item 2(c)         Citizenship:
         Schooner Capital LLC:      Delaware
         Vincent J. Ryan:           U.S.A.

Item 2(d)         Title of Class of Securities:
         Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
         462846 10 6

Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), check whether the filing person is a:

         (a) / / Broker or dealer registered under Section 15 of the Act
                 (15 U.S.C. 78o);
         (b) / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
         (c) / / Insurance company as defined in Section 3(a)(19) of the Act
                 (15 U.S.C. 78c);
         (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
         (e) / / An investment  adviser in accordance  with  13d-1(b)(1)(ii)(E);
         (f) / / An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F);
         (g) / / A parent holding company or control person in accordance with 13d-1(b)(1)(ii)(G);
         (h) / / A savings association as defined in Section 3(b) of the Federal


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                                  SCHEDULE 13G
CUSIP NO. 462846 10 6                                          Page 5 of 7 pages

                  Deposit Insurance Act (12 U.S.C. 1813);
         (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j) / / Group, in accordance with 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to 13d-1(c), check this box. [ ]

Item 4.           Ownership

         (a)  Amount beneficially owned:
              Schooner Capital LLC:         4,104,114 shares  (3)
              Vincent J. Ryan:              7,655,667 shares  (4)

         (b)  Percent of class:
              Schooner Capital LLC:         4.9%
              Vincent J. Ryan:              9.1%

         (c)  Number of shares as to which such person has:

         (i)   Sole power to vote or direct the vote:
               Schooner Capital LLC:        0
               Vincent J. Ryan:             6,233,294

         (ii)  Shared power to vote or direct the vote:
               Schooner Capital LLC:        0
               Vincent J. Ryan:             111,000

         (iii) Sole power to dispose or to direct the disposition of:
               Schooner Capital LLC:        0
               Vincent J. Ryan:             7,544,667

         (iv)  Shared power to dispose or to direct the disposition of:
               Schooner Capital LLC:        0
               Vincent J. Ryan:             111,000
-----------
3        See footnote 1, above.
4        See footnote 2, above.

                                  SCHEDULE 13G
CUSIP NO. 462846 10 6                                          Page 6 of 7 pages

Item 5.           Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

         Schooner Capital LLC has reported beneficial ownership of less than five percent of the class of securities reporting in this Schedule 13G.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person.

         C. Richard Reese entered into a deferred compensation agreement, dated as of December 18, 1995, with Schooner whereby non-qualified stock options to acquire stock of Schooner pursuant to the Schooner Capital LLC 1998 Stock Option Plan were replaced with a deferred compensation agreement, to provide Mr. Reese with deferred compensation of 1,311,373 shares of Iron Mountain Common Stock, pursuant to such agreement, upon the earlier to occur of (i) Schooner's sale or exchange of all or a portion of those 1,311,373 shares after all other shares of Iron Mountain Common Stock held by Schooner have been sold or (ii) the cessation of Mr. Reese's employment with Iron Mountain, Schooner is required to transfer such shares (or portion thereof) of Iron Mountain Common Stock to Mr. Reese, or remit to Mr. Reese cash in an amount equal to the then current fair market value of such shares of Iron Mountain Common Stock. The number of shares will be adjusted appropriately to reflect any stock dividend, stock split, or other equity adjustment with respect to Iron Mountain Common Stock. Mr. Reese has no rights as a stockholder with respect to such shares until the date of any issuance of stock certificates to him for such shares. No adjustments will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued. However, Schooner has agreed to vote the shares of Iron Mountain Common Stock subject to such arrangements at the direction of Mr. Reese.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.           Identification and Classification of Members of the Group.

         The following response is provided in lieu of an attached exhibit:

         By virtue of Mr. Ryan's having sole voting power and investment power of Schooner's shares, as Chairman and beneficial owner of Schooner, Mr. Ryan and Schooner may be deemed under Rule 13d-5(b)(1) to be acting together for the purpose of holding, voting or disposing of equity securities of Iron Mountain, and therefore be considered a "group".

                                  SCHEDULE 13G
CUSIP NO. 462846 10 6                                          Page 7 of 7 pages

Item 9.           Notice of Dissolution of Group.

         Effective as of December 31, 2001, as a result of the beneficial ownership of Schooner Capital LLC falling below 5%, Schooner Capital LLC will cease to be a member of the Group filing this Schedule 13G.

Item 10.          Certification.

         Not Applicable.
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:            February 8, 2002          /s/ VINCENT J. RYAN
                                            Vincent J. Ryan
                                            (Name/Title)

                                            Schooner Capital LLC

                                            By: /S/ STEPHEN MAIOCCO
                                                Stephen Maiocco
                                                Chief Financial Officer
                                                (Name/Title)

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).